As filed with the Securities and Exchange Commission on July 8, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

WCI Communities, Inc.

(Name of Subject Company (issuer))

WCI Communities, Inc.

(Name of Filing Person (offeror))

4.0% Contingent Convertible Senior Subordinated Notes due 2023

(Title of Class of Securities)

92923CAKO

(CUSIP Number of Class of Securities)

Vivien N. Hastings, Esq.

Senior Vice President, General Counsel and Secretary

WCI COMMUNITIES, INC.

24301 Walden Center Drive
Bonita Springs, FL 34134
(239) 947-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Persons)

Copy to:

John B. Tehan, Esq.
Avrohom J. Kess, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$125,000,000	$4,912.50
*	Estimated for the purpose of determining the filing fee. For the purpose of calculating the filing fee only, this amount is based on the exchange of all $125,000,000 of the existing and outstanding 4.0% Contingent Convertible Senior Subordinated Notes due 2023 for $125,000,000 of new 16% Senior Secured Notes due 2013.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule l3e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Exchange Offer”) by WCI Communities, Inc., a Delaware corporation (the “Company”), to exchange $1,000 principal amount of the Company’s 16% Senior Secured Notes due 2013 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 4.0% Contingent Convertible Senior Subordinated Notes due 2023 (the “Outstanding Notes”) validly tendered and accepted.

The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated July 8, 2008 (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are attached as exhibits hereto and are incorporated herein by reference. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and is contingent upon satisfaction or waiver of certain customary conditions, as well as a 95% minimum tender condition, which means that at least 95% of the aggregate principal amount of the Outstanding Notes must have been validly tendered and not withdrawn. In addition, the Exchange Offer is conditioned upon the consummation of the amendment and restatement of the Company’s existing credit facilities and the issuance of new second lien notes as further described in the Offering Memorandum under the heading “Refinancing Transactions”. No assurances can be given that the Company will be able to consummate the amendment and restatement of its existing credit facilities or be able to issue new second lien notes, in each case on acceptable terms or at all.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the headings “Summary Term Sheet” and “Summary” in the Offering Memorandum is incorporated herein by reference in response to this Item 1 of this Schedule TO.

Item 2. Subject Company Information.

a.	Name and Address: The name of the issuer is WCI Communities, Inc. The address of the Company’s principal executive offices is 24301 Walden Center Drive, Bonita Springs, FL 34134 and the telephone number is (239) 947–2600.

b.	Securities: The subject class of equity securities is the 4.0% Contingent Convertible Senior Subordinated Notes due 2023 of the Company. As of the date of this Schedule TO, there was outstanding $125,000,000 aggregate principal amount of Outstanding Notes.

c.	Trading Market and Price: The Outstanding Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Outstanding Notes. However, there is no established trading market for the Outstanding Notes, other than through these limited or sporadic quotations.

Item 3. Identity and Background of Filing Person.

The principal executive offices of the filing person, WCI Communities, Inc., are located at 24301 Walden Center Drive, Bonita Springs, FL 34134. The telephone number is (239) 947-2600.

The following table lists the names of all directors and executive officers of the Company, who are the persons specified in Instruction C to Schedule TO, as of the date hereof. The address of each executive officer and director listed below is: c/o WCI Communities, Inc., 24301 Walden Center Drive, Bonita Springs, FL 34134 and each such person’s telephone number is (239) 947-2600.

Name	Office

Jerry L. Starkey	Chief Executive Officer and President
Paul D. Appolonia	Senior Vice President (Human Resources)
R. Michael Curtin	Senior Vice President (Marketing and Sales Division)
David L. Fry	Chief Operating Officer and Senior Vice President
Vivien N. Hastings	Senior Vice President, Secretary and General Counsel
Albert F. Moscato, Jr.	Senior Vice President (Business Development)
Ernest J. Scheidemann	Vice President, Treasurer and Interim Chief Financial Officer
Don E. Ackerman	Director
Charles E. Cobb, Jr.	Director
Hilliard M. Eure, III	Director
Nicholas F. Graziano	Director
Carl C. Icahn	Director and Chairman of the Board
Jonathan R. Macey	Director
Keith A. Meister	Director
David Schechter	Director

The following table lists the names, address and telephone number of each person that may be considered a controlling person of the Company, who are the persons specified in Instruction C to Schedule TO, as of the date hereof.

Name	Address and Telephone Number	Percentage of Voting Securities Owned

Icahn Partners LP and affiliated entities (1)(2)	c/o Icahn Associates Corp. 767 Fifth Avenue, 47th Floor New York, NY 10153 (212) 702-4300	14.51%

(1)	This information is based on a Schedule 13D/A filed with the Securities and Exchange Commission on May 11, 2007 by Icahn Partners LP and affiliated entities, which reported sole and shared voting and dispositive power as follows: (a) High River Limited Partnership, sole voting power with respect to 1,279,725 shares and sole dispositive power with respect to 1,279,725 shares; (b) Hopper Investments LLC, shared voting power with respect to 1,279,725 shares and shared dispositive power with respect to 1,279,725 shares; (c) Barberry Corp., shared voting power with respect to 1,279,725 shares and shared dispositive power with respect to 1,279,725 shares; (d) Icahn Partners Master Fund LP, sole voting power with respect to 1,914,558 shares and sole dispositive power with respect to 1,914,558 shares; (e) Icahn Offshore LP, shared voting power with respect to 1,914,558 shares and shared dispositive power with respect to 1,914,558 shares; (f) CCI Offshore Corp., shared voting power with respect to 1,914,558 shares and shared dispositive power with respect to 1,914,558 shares; (g) Icahn Partners LP, sole voting power with respect to 2,901,892 shares and sole dispositive power with respect to 2,901,892 shares; (h) Icahn Onshore LP, shared voting power with respect to 2,901,892 shares and shared dispositive power with respect to 2,901,892 shares; (i) CCI Onshore Corp., shared voting power with respect to 2,901,892 shares and shared dispositive power with respect to 2,901,892 shares; and (j) Carl C. Icahn, shared voting power with respect to 6,096,175 shares and shared dispositive power with respect to 6,096,175 shares.

(2)	Keith A. Meister is the Executive Vice President of Icahn Partners LP and a Managing Director of Icahn Partners Master Fund LP. Barberry Corp., a Delaware corporation (“Barberry”), is the sole member of Hopper Investments LLC, a Delaware limited liability company (“Hopper”), which is the general partner of High River Limited Partnership, a Delaware limited partnership (“High River”). Beckton Corp., a Delaware corporation (“Beckton”), is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation (“IEGP”), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“IEHLP”). IEHLP is the sole member of IPH GP LLC, a Delaware limited liability company (“IPH”), which is the general partner of Icahn Partners Holding L.P., a Delaware limited partnership (“Icahn Partners Holding”). Icahn Partners Holding is the general partner of each of Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”) and Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”). Icahn Onshore is the general partner of Icahn Partners LP. Icahn Offshore is the general partner of Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. The principal business address of each of Icahn Partners Holding LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Icahn Partners LP and Icahn Onshore is White Plains Plaza, 445 Hamilton Avenue – Suite 1210, White Plains, NY 10601. The principal business address of Icahn Partners Master Fund LP is c/o Walkers SPV Limited, P.O. Box 908GJ, 87 Main Street, George Town, Grand Cayman, Cayman Islands.

Item 4. Terms of the Transaction.

a.	The information set forth in the Offering Memorandum, most specifically under the sections captioned “Summary Term Sheet,” “Summary,” “Description of Notes,” “The Exchange Offer,” “Description of Capital Stock,” “Comparison of Rights of Holders of Outstanding Notes and Holders of New Notes,” and “Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

b.	None of the Company’s officers, directors or affiliates hold any of the Outstanding Notes and, therefore, no Outstanding Notes will be purchased from any officer, director, or affiliate of WCI Communities, Inc. in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities

Agreements Relating to the Outstanding Notes

The Company entered into the following agreements relating to the Outstanding Notes (each of which is filed as an exhibit to this Schedule TO): (a) Indenture, dated August 5, 2003, among the Company, certain of its subsidiaries and The Bank of New York, as trustee; and (b) Supplemental Indenture, dated as of December 15, 2004, among the Company, certain of its subsidiaries and The Bank of New York. Material provisions of the agreements relating to the Outstanding Notes can be found in the Offering Memorandum under the section captioned “Comparison of Rights of Holders of Outstanding Notes and Holders of New Notes.”

Agreements Relating to the Senior Subordinated Notes

The Company entered into the following agreements relating to additional senior subordinated notes that are currently outstanding (each of which is filed as an exhibit to this Schedule TO): (a) Indenture, dated April 24, 2002, among the Company, certain of its subsidiaries and The Bank of New York, as trustee relating to $200,000,000 in aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012; (b) Indenture, dated September 29, 2003, among WCI Communities, Inc., certain of its subsidiaries and The Bank of New York, relating to $125,000,000 in aggregate principal amount of 7-7/8% Senior Subordinated Notes due 2013; and (c) Indenture, dated March 10, 2005, among the Company, certain of its subsidiaries and The Bank of New York, as trustee, relating to $200,000,000 in aggregate principal amount of 6-5/8% Senior Subordinated notes due 2015. Material provisions of the agreements relating to the senior subordinated notes that are currently outstanding are substantially similar to the material provisions relating to the New Notes which can be found in the Offering Memorandum under the section captioned “Description of Notes,” except that the outstanding senior subordinated notes have subordination provisions and do not have provisions relating to collateral.

Agreements Relating to Junior Subordinated Notes

The Company entered into the following agreements relating to junior subordinated notes that are currently outstanding (each of which is filed as an exhibit to this Schedule TO): (a) Indenture, dated September 28, 2005, between the Company and JPMorgan Chase Bank, N.A., as trustee, relating to $100,000,000 in aggregate principal amount of 7.25% Junior Subordinated Notes due 2035; and (b) Indenture, dated February 3, 2006, between the Company and JPMorgan Chase Bank, N.A., as trustee, relating to the $65,000,000 in aggregate principal amount of 7.54% Junior Subordinated Notes due 2036. Material provisions of the agreements relating to the junior subordinated notes can be found in the Offering Memorandum under the section captioned “Description of Other Indebtedness.”

Agreements Relating to the Series A Junior Participating Preferred Stock

The Company entered into the following agreements relating to series A junior participating preferred stock that are currently authorized but not outstanding (each of which is filed as an exhibit to this Schedule TO): (a) Rights Agreement, dated January 30, 2007, between the Company and Computershare Trust Company, N.A., as rights agent; (b) First Amendment to Rights Agreement, dated February 27, 2007, between the Company and Computershare Trust Company, N.A., as rights agent; and (c) Second Amendment to Rights Agreement, dated August 20, 2007, between the Company and Computershare Trust Company, N.A., as rights agent. Material provisions of the agreements relating to the series A junior participating preferred stock can be found in the Offering Memorandum under the section captioned “Description of Capital Stock – Anti-Takeover Measures – Rights Plan.”

Other Agreements

Certain of the Company’s directors and employees are parties to equity compensation plans relating to the Company’s common stock (each of which is filed as an exhibit to this Schedule TO).

The Company entered into an agreement among the Company and Icahn Partners LP, Icahn Partners Master Fund LP and High River Limited Partnership (collectively, the “Icahn Parties”), dated August 20, 2007 (the “Settlement Agreement”) (filed as an exhibit to this Schedule TO). The material provisions of the agreement are summarized below.

The Company entered into the Settlement Agreement with the Icahn Parties which enabled the Company to avoid a costly proxy contest at its 2007 Annual Meeting of Shareholders (“2007 Annual Meeting”). Pursuant to the terms of the Settlement Agreement, the Board of Directors was decreased from ten to nine members immediately prior to the 2007 Annual Meeting. The parties agreed that the Board of Directors would nominate and approve a slate of directors for election at the 2007 Annual Meeting consisting of three members from the Company’s existing Board of Directors (the “Incumbent Nominees”), three Icahn nominees (the “Icahn Nominees”) and three other nominees selected by large stockholders (the “Other Stockholders Nominees”, and together with the Incumbent Nominees and the Icahn Nominees, the “Company Nominees”). Each of the Icahn Parties has agreed (i) to vote in favor of such nominees at the 2007 Annual Meeting and (ii) to vote in favor of the Incumbent Nominees, or any replacement directors approved by the Incumbent Nominees, at the 2008 Annual Meeting. The Company and the Icahn Parties further agreed that at least one Incumbent Nominee will serve on each Committee of the Board (other than the Icahn Nominating Committee and the other Stockholders Nominating Committee, each as defined in the Settlement Agreement).

This summary of the material provisions of the Settlement Agreement is qualified in its entirety by the Settlement Agreement, which is incorporated by reference as an exhibit to this Schedule TO.

Capital Stock

The information in the Offering Memorandum under the heading “Description of Capital Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

a.	Purposes. The information set forth in the Offering Memorandum, most specifically under the section captioned “Summary Term Sheet—Why are we making the Exchange Offer?” is incorporated herein by reference.

b.	Use of Securities Acquired. The securities acquired pursuant to the Exchange Offer will be retired and cancelled.

c.	Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

a.	Source of Funds. The consideration for each $1,000 principal amount of Outstanding Notes to be purchased by the Company is the issuance of $1,000 principal amount of New Notes. If all of the Outstanding Notes are tendered and accepted for exchange, an aggregate principal amount of $125,000,000 of New Notes will be issued. The Company expects to pay fees and expenses in connection with the Exchange Offer from the Company’s working capital.

b.	Conditions. The information set forth in the Offering Memorandum, most specifically under the section captioned “The Exchange Offer—Conditions to the Exchange Offer,” is incorporated herein by reference.

c.	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

a.	None of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities.

b.	None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 10. Financial Statements.

a.	Financial information. The following financial statements and financial information are incorporated herein by reference:

(1) The audited consolidated financial statements of WCI Communities, Inc. set forth in Part II, Item 8 of WCI Communities, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(2) The unaudited condensed consolidated financial statements of WCI Communities, Inc. set forth in Part I, Item 1 of WCI Communities, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

(3) The information set forth in the Offering Memorandum, most specifically in the section captioned “Ratio of Earnings to Fixed Charges.”

(4) At March 31, 2008, the book value per share of the Company’s common stock was $7.98.

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this Item 10(a) can be obtained as provided in the section of the Offering Memorandum captioned “Available Information.”

b.	Not Applicable.

Item 11. Additional Information.

a.	Agreements, Regulatory Requirements and Legal Proceedings.

(1) Agreement among the Company and Icahn Partner LP, Icahn Partners Master Fund LP and High River Limited Partnership, dated as of August 20, 2007 (which is incorporated by reference as an exhibit to this Schedule TO).

(2) The Company is required to comply with federal and state securities laws and tender offer rules. The Company is required to qualify the indenture pursuant to which the New Notes will be issued under the Trust Indenture Act of 1939, as amended.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

b.	Other Material Information. None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offering Memorandum, dated July 8, 2008 (incorporated by reference to Exhibit T3E.1 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(ii)	Letter of Transmittal, dated July 8, 2008 (incorporated by reference to Exhibit T3E.2 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated July 8, 2008 (incorporated by reference to Exhibit T3E.3 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(iv)	Notice of Guaranteed Delivery, dated July 8, 2008 (incorporated by reference to Exhibit T3E.5 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(v)	Letter to Clients, dated July 8, 2008 (incorporated by reference to Exhibit T3E.4 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(vi)	Press Release of WCI Communities, Inc., dated July 8, 2008 (incorporated by reference to Exhibit T3E.6 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)(i)	Form of Indenture of WCI Communities, Inc., as issuer for the New Notes (incorporated by reference to Exhibit T3C to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(d)(ii)	Rights Agreement dated as of January 30, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on February 2, 2007 (Commission File 1-31255)).

(d)(iii)	First Amendment to Rights Agreement dated February 27, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2006 (Commission File 1-31255)).

(d)(iv)	Second Amendment to Rights Agreement dated August 20, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 21, 2007 (Commission File 1-31255)).

(d)(v)	Amended and Restated 1998 Non-Employee Director Stock Incentive Plan (incorporated by reference to the exhibit filed with the Company’s Form 8-K on May 22, 2006 (Commission File 1-31255)).

(d)(vi)	2004 Stock Incentive Plan of the Company (incorporated by reference to the exhibit filed with the Company’s 2004 Proxy Statement).

(d)(vii)	Amendment to the 2004 Stock Incentive Plan of the Company (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(viii)	Senior Management Incentive Compensation Plan (incorporated by reference to the exhibit filed with the Company’s Form 8-K on May 22, 2006 (Commission File 1-31255)).

(d)(ix)	Indenture, dated as of April 24, 2002, by an among the Company, certain of its subsidiaries and The Bank of New York, relating to $200,000,000 in aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012 (incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-4 (Registration No. 333-87250)).

(d)(x)	Form of 2002 Severance Agreement for certain senior vice presidents of the Company (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File Number 1-31255)).

(d)(xi)	Indenture, dated August 5, 2003, by and among the Company, certain of its subsidiaries and The Bank of New York, relating to $125,000,000 in aggregate principal amount of 4% Contingent Convertible Senior Subordinated Notes due 2023 (incorporated by reference to the exhibit with the Company’s Registration Statement on Form S-3 (Registration No. 333-108462)).

(d)(xii)	Supplemental indenture, dated as of December 15, 2004, by and among the Company, certain of its subsidiaries and The Bank of New York relating to $125,000,000 in aggregate principal amount of 4% Contingent Convertible Senior Subordinated notes due 2023 (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2004 (Commission File 001-31255)).

(d)(xiii)	Indenture, dated as of September 29, 2003, by and among the Company, certain of its subsidiaries and The Bank of New York, relating to $125,000,000 in aggregate principal amount of 7-7/8% Senior Subordinated Notes due 2013 (incorporated by reference to the exhibit with the Company’s Registration Statement on Form S-4 (Registration No. 333-111184)).

(d)(xiv)	Form of Stock Option Agreement for Key Employees (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File 1-31255)).

(d)(xv)	Indenture, dated as of March 10, 2005, by and among the Company, certain of its subsidiaries and The Bank of New York, relating to $200,000,000 in aggregate principal amount of 6-5/8% Senior Subordinated notes due 2015 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on March 11, 2005 (Commission File 1-31255)).

(d)(xvi)	Form of Severance Agreement for Jerry L. Starkey (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 3, 2005 (Commission File 1-31255)).

(d)(xvii)	Amendment to Termination of Severance Agreement with Jerry L. Starkey (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(xviii)	Indenture, dated as of September 28, 2005, between the Company and JPMorgan Chase Bank, N.A., relating to $100,000,000 in aggregate principal amount of 7.25% Junior Subordinated Notes due 2035 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on October 3, 2005 (Commission File 1-31255)).

(d)(xix)	2005 Compensation Program for non-Employee Directors as amended December 13, 2006 (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2006 (Commission File 1-31255)).

(d)(xx)	Indenture, dated as of February 3, 2006, by and among the Company and JPMorgan Chase Bank, N.A. relating to $65,000,000 in aggregate principal amount of 7.54% Junior Subordinated Notes due 2036 (incorporated by reference to the exhibit filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-31255)).

(d)(xxi)	2007 Management Incentive Compensation Plan (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(xxii)	Amendment to the Company’s Senior Management Incentive Compensation Plan (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(xxiii)	Form of Stock Appreciation Rights Agreement for Key Employees (incorporated by reference to the exhibit filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (Commission File 1-31255)).

(d)(xxiv)	Form of Performance Stock Unit Agreement for Key Employees (incorporated by reference to the exhibit filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (Commission File 1-31255)).

(d)(xxv)	Form of Restricted Stock Unit Agreement for Key Employees (incorporated by reference to the exhibit filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (Commission File 1-31255)).

(d)(xxvi)	Form of 2007 Severance Agreement and Nonsolicitation Agreement (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File 1-31255)).

(d)(xxvii)	Form of Amendment to 2007 Severance and Nonsolicitation Agreement (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File 1-31255)).

(d)(xxviii)	Form of Amendment to 2002 Severance and Nonsolicitation Agreement (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File 1-31255)).

(d)(xxix)	Amendment to Senior Management Incentive Plan dated August 10, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(xxx)	Agreement among the Company and Icahn Partners LP, Icahn Partners Master Fund LP and High River Limited Partnership, dated as of August 20, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 21, 2007 (Commission File 1-31255)).

(d)(xxxi)+	Form of Intercreditor Agreement, by and among the Company, the subsidiaries named therein, agents and lenders party thereto.

(d)(xxxii)+	Form of Security Agreement, by and among the Company, the subsidiaries named therein and the collateral agent as secured party.

(g)	None.

(h)	None.

+ To be filed by amendment.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2008

WCI COMMUNITIES, INC.

By:	/s/ Ernest J. Scheidemann

Name:	Ernest J. Scheidemann

Title:	Vice President, Treasurer and Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offering Memorandum, dated July 8, 2008 (incorporated by reference to Exhibit T3E.1 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(ii)	Letter of Transmittal, dated July 8, 2008 (incorporated by reference to Exhibit T3E.2 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated July 8, 2008 (incorporated by reference to Exhibit T3E.3 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(iv)	Notice of Guaranteed Delivery, dated July 8, 2008 (incorporated by reference to Exhibit T3E.5 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(v)	Letter to Clients, dated July 8, 2008 (incorporated by reference to Exhibit T3E.4 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(1)(vi)	Press Release of WCI Communities, Inc., dated July 8, 2008 (incorporated by reference to Exhibit T3E.6 to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)(i)	Form of Indenture of WCI Communities, Inc., as issuer for the New Notes (incorporated by reference to Exhibit T3C to the Form T-3 filed with the Securities and Exchange Commission on July 8, 2008).

(d)(ii)	Rights Agreement dated as of January 30, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on February 2, 2007 (Commission File 1-31255)).

(d)(iii)	First Amendment to Rights Agreement dated February 27, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2006 (Commission File 1-31255)).

(d)(iv)	Second Amendment to Rights Agreement dated August 20, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 21, 2007 (Commission File 1-31255)).

(d)(v)	Amended and Restated 1998 Non-Employee Director Stock Incentive Plan (incorporated by reference to the exhibit filed with the Company’s Form 8-K on May 22, 2006 (Commission File 1-31255)).

(d)(vi)	2004 Stock Incentive Plan of the Company (incorporated by reference to the exhibit filed with the Company’s 2004 Proxy Statement).

(d)(vii)	Amendment to the 2004 Stock Incentive Plan of the Company (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(viii)	Senior Management Incentive Compensation Plan (incorporated by reference to the exhibit filed with the Company’s Form 8-K on May 22, 2006 (Commission File 1-31255)).

(d)(ix)	Indenture, dated as of April 24, 2002, by an among the Company, certain of its subsidiaries and The Bank of New York, relating to $200,000,000 in aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012 (incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-4 (Registration No. 333-87250)).

(d)(x)	Form of 2002 Severance Agreement for certain senior vice presidents of the Company (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File Number 1-31255)).

(d)(xi)	Indenture, dated August 5, 2003, by and among the Company, certain of its subsidiaries and The Bank of New York, relating to $125,000,000 in aggregate principal amount of 4% Contingent Convertible Senior Subordinated Notes due 2023 (incorporated by reference to the exhibit with the Company’s Registration Statement on Form S-3 (Registration No. 333-108462)).

(d)(xii)	Supplemental indenture, dated as of December 15, 2004, by and among the Company, certain of its subsidiaries and The Bank of New York relating to $125,000,000 in aggregate principal amount of 4% Contingent Convertible Senior Subordinated notes due 2023 (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2004 (Commission File 001-31255)).

(d)(xiii)	Indenture, dated as of September 29, 2003, by and among the Company, certain of its subsidiaries and The Bank of New York, relating to $125,000,000 in aggregate principal amount of 7-7/8% Senior Subordinated Notes due 2013 (incorporated by reference to the exhibit with the Company’s Registration Statement on Form S-4 (Registration No. 333-111184)).

(d)(xiv)	Form of Stock Option Agreement for Key Employees (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File 1-31255)).

(d)(xv)	Indenture, dated as of March 10, 2005, by and among the Company, certain of its subsidiaries and The Bank of New York, relating to $200,000,000 in aggregate principal amount of 6-5/8% Senior Subordinated notes due 2015 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on March 11, 2005 (Commission File 1-31255)).

(d)(xvi)	Form of Severance Agreement for Jerry L. Starkey (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 3, 2005 (Commission File 1-31255)).

(d)(xvii)	Amendment to Termination of Severance Agreement with Jerry L. Starkey (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(xviii)	Indenture, dated as of September 28, 2005, between the Company and JPMorgan Chase Bank, N.A., relating to $100,000,000 in aggregate principal amount of 7.25% Junior Subordinated Notes due 2035 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on October 3, 2005 (Commission File 1-31255)).

(d)(xix)	2005 Compensation Program for non-Employee Directors as amended December 13, 2006 (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2006 (Commission File 1-31255)).

(d)(xx)	Indenture, dated as of February 3, 2006, by and among the Company and JPMorgan Chase Bank, N.A. relating to $65,000,000 in aggregate principal amount of 7.54% Junior Subordinated Notes due 2036 (incorporated by reference to the exhibit filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-31255)).

(d)(xxi)	2007 Management Incentive Compensation Plan (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(xxii)	Amendment to the Company’s Senior Management Incentive Compensation Plan (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(xxiii)	Form of Stock Appreciation Rights Agreement for Key Employees (incorporated by reference to the exhibit filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (Commission File 1-31255)).

(d)(xxiv)	Form of Performance Stock Unit Agreement for Key Employees (incorporated by reference to the exhibit filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (Commission File 1-31255)).

(d)(xxv)	Form of Restricted Stock Unit Agreement for Key Employees (incorporated by reference to the exhibit filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (Commission File 1-31255)).

(d)(xxvi)	Form of 2007 Severance Agreement and Nonsolicitation Agreement (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File 1-31255)).

(d)(xxvii)	Form of Amendment to 2007 Severance and Nonsolicitation Agreement (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File 1-31255)).

(d)(xxviii)	Form of Amendment to 2002 Severance and Nonsolicitation Agreement (incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2007 (Commission File 1-31255)).

(d)(xxix)	Amendment to Senior Management Incentive Plan dated August 10, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 15, 2007 (Commission File 1-31255)).

(d)(xxx)	Agreement among the Company and Icahn Partners LP, Icahn Partners Master Fund LP and High River Limited Partnership, dated as of August 20, 2007 (incorporated by reference to the exhibit filed with the Company’s Form 8-K on August 21, 2007 (Commission File 1-31255)).

(d)(xxxi)+	Form of Intercreditor Agreement, by and among the Company, the subsidiaries named therein, agents and lenders party thereto.

(d)(xxxii)+	Form of Security Agreement, by and among the Company, the subsidiaries named therein and the collateral agent as secured party.

(g)	None.

(h)	None.

+ To be filed by amendment.